

Suite 2300, 1177 W. Hastings St. Tel: (604) 638-3246
Vancouver, British Columbia Fax: (604) 408-7499
CANADA V6E 2K3 info@corvusgold.com
TSX: KOR OTCQX: CORVF www.corvusgold.com

NR16-06   **March 11, 2016**

Corvus Gold Announces Closing of CAD $3.4M Non-Brokered Private Placement

Vancouver, B.C……..Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces the closing of a CAD $3,430,000 non-brokered private placement at CAD $0.70 per share. Under the terms of the agreement, the company issued 4,900,000 common shares with no warrant. The participants in the private placement include Tocqueville Gold Fund and AngloGold Ashanti (U.S.A.) Exploration, Inc.

Jeffrey Pontius, Corvus CEO states "Both Tocqueville and AngloGold have been strong supporters of Corvus from its inception and we are very pleased with their continued support of the company and our work to bring increased value to our shareholders. This financing has put Corvus in a strong position to continue our proposed exploration on the project. Driven by the results from the Company's recent North Bullfrog PEA study and new exploration discoveries, Corvus believes it is well-positioned for what it believes could be a new Nevada high-grade gold District."

The Company has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for minority approval and formal valuations for the issuance of any securities to insiders. There is no change of control, as a result of the Offering.

The foregoing securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of
CORVUS GOLD INC.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chairman and Chief Executive Officer

Contact Information: Ryan Ko
                                   Investor Relations
                                   Email: info@corvusgold.com
                                   Phone: 1-844-638-3246 (toll free) or (604) 638-3246/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed use of the proceeds of the private placement by the Company are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, those risks and uncertainties disclosed in the Company's latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

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